Rule 424(b)(3) Prospectus
Registration Statement No. 333-162243
PROSPECTUS
SMF ENERGY CORPORATION
1,373,000 SHARES OF COMMON STOCK

This prospectus relates to the proposed resale by the selling stockholders indentified in this prospectus (each a “Selling Stockholder” and collectively, the “Selling Stockholders”) of 1,373,000 shares of common stock (the “Shares”) of SMF Energy Corporation.

On June 29, 2009, we completed a recapitalization transaction whereby we entered into a series of exchange agreements (the “Exchange Agreements”) with holders of our August 2007 11½% Senior Secured Convertible Promissory Notes (the “Secured Notes”), September 2008 12% Unsecured Convertible Promissory Notes (the “Unsecured Notes”), and Series A, Series B and Series C Convertible Preferred Stock (collectively, the “Preferred Stock”) whereby we restructured substantially all of our debt and equity (the “Recapitalization”).  In accordance with the Exchange Agreements, we are registering for resale the restricted shares of common stock issued in the Recapitalization as well as the restricted shares of common stock underlying the Series D Convertible Preferred Stock (the “Series D Preferred”) issued therein.  Accordingly, the Shares offered for resale by this prospectus arising from the Recapitalization consist of (i) approximately 997,821 shares of common stock, (ii) approximately 58,479 shares of common stock issued as compensation to placement agents and (iii) approximately 69,444 shares of common stock issuable upon conversion of the Company’s Series D Preferred.

In addition, on May 5, 2009, we entered into a series of payment in kind agreements (the “Payment in Kind Agreements”) with holders of our Preferred Stock whereby we issued shares of common stock as payment in kind for cash dividends due to the holders.  The Shares now offered for resale also include the approximately 246,909 shares of common stock issued pursuant to the Payment in Kind Agreements.  All share numbers used in this prospectus have been adjusted to account for the 1 for 4.5 reverse stock split of our common stock, which became effective October 1, 2009, on the Nasdaq Stock Market, and may not reflect a small number of additional shares that may be issued to the Selling Stockholders on account of rounding up shares held in multiple certificates or in multiple securities accounts.

This offering is not being underwritten.  The offering price of the Shares that may be sold by the Selling Stockholders may be the market price for our common stock prevailing at the time of sale on the Nasdaq Capital Market, a price related to the prevailing market price, a negotiated price or such other prices as the Selling Stockholders determine from time to time.  We will not receive any proceeds from the sale of the Shares by any of the Selling Stockholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol “FUEL.”  On December 24, 2009, the closing price of our common stock was $1.46 per share.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is December 28, 2009.

TABLE OF CONTENTS

As used in this prospectus, the terms “SMF,” “we,” “us,” and “our” refer to SMF Energy Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  The use of any statements containing the words “intends,” “believes,” “estimates,” “seeks,” “project,” “expects,” “anticipates,” “plans,” “approximately,” “should,” “may,” “will” or similar expressions are intended to identify such statement.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption “Risk Factors” in this prospectus.  You should pay particular attention to the cautionary statements involving our history of losses, our capital requirements, our expansion and acquisition strategies, competition and government regulation.  These factors and the others set forth under “Risk Factors” may cause our actual results to differ materially and adversely from any forward-looking statement.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all information that may be important to you.  You should read this entire prospectus, including the information incorporated by reference, before you decide whether to buy our common stock.  You should pay special attention to the risks of investing in our common stock as discussed under “Risk Factors.”

SMF Energy Corporation

We are a leading provider of petroleum product distribution services, transportation logistics and emergency response services to the trucking, manufacturing, construction, shipping, utility, energy, chemical, telecommunications and government services industries.  We provide our services and products through 34 service locations in the 11 states of Alabama, California, Florida, Georgia, Louisiana, Mississippi, Nevada, North Carolina, South Carolina, Tennessee and Texas.

The broad range of services we offer our customers includes commercial mobile and bulk fueling; the packaging, distribution and sale of lubricants; integrated out-sourced fuel management; transportation logistics and emergency response services.  Our fleet of custom specialized tank wagons, tractor-trailer transports, box trucks, and customized flatbed vehicles delivers diesel fuel and gasoline to customers’ locations on a regularly scheduled or as needed basis, refueling vehicles and equipment, re-supplying fixed-site and temporary bulk storage tanks, and emergency power generation systems; and distributes a wide variety of specialized petroleum products, lubricants and chemicals to our customers.  In addition, our fleet of special duty tractor-trailer units provides heavy haul transportation services over short and long distances to customers requiring the movement of over-sized or over-weight equipment and manufactured products.

On February 14, 2007, we changed our name from Streicher Mobile Fueling, Inc. to SMF Energy Corporation and reincorporated in Delaware.  Our principal executive offices are located at 200 West Cypress Creek Road, Suite 400, Ft. Lauderdale, Florida 33309, and our telephone number is 954-308-4200.  Our website is http://www.mobilefueling.com.  The information on our website does not constitute part of this prospectus.

The Offering

We are registering 1,373,000 shares of common stock. The Selling Stockholders are offering to sell the Shares pursuant to this prospectus.

The Selling Stockholders received the Shares in connection with the Recapitalization that was completed on June 29, 2009 or the Payment in Kind Agreements entered into on May 5, 2009.  The Shares now offered for resale in connection with the Recapitalization include (i) 997,821 shares of common stock, (ii) 58,479 shares of common stock issued as compensation to placement agents and (iii) 69,444 shares of common stock issuable upon conversion of the Company’s Series D Preferred.  Each share of Series D Preferred is convertible into 222 shares of common stock.

The Shares now offered for resale in connection with the Payment in Kind Agreements include 246,909 shares of common stock.  We relied on the exemptions from registration provided by Sections 4(2) and 4(6) of the Securities Act and Regulation D promulgated thereunder in connection with the Recapitalization and the Payment in Kind Agreements.

All share amounts in this prospectus have been adjusted to account for the reverse stock split and have been rounded up to the nearest share.

Use of Proceeds

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

CURRENT EVENTS

On September 30, 2009, we effectuated a 1 for 4.5 reverse split of our common stock, which became effective on the Nasdaq Stock Market on October 1, 2009.  As a result of the reverse stock split, our issued and outstanding common stock was reduced from approximately 38,498,544 shares to approximately 8,557,314 shares.  The par value of the common stock was not affected by the reverse stock split and remains at $0.01 per share.  Consequently, on our balance sheet, the aggregate par value of the issued common stock was reduced by reclassifying the par value amount of the eliminated shares of common stock to Additional Paid-in Capital.  No fractional shares were issued in connection with the reverse stock split.  If, as a result of the reverse stock split, a stockholder would otherwise have held a fractional share, the number of shares received by such stockholder was rounded up to the next highest number of shares. In addition, our authorized common stock was not changed by the reverse stock split.

SELECTED FINANCIAL DATA

The selected financial data set forth below has been prepared in accordance with U.S. generally accepted accounting principles and should be read together with, and is qualified by reference to, SMF’s Annual Report on Form 10-K for the year ended June 30, 2009.  Specifically, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements including the notes thereto, and our independent registered public accounting firm’s report in such Form 10-K.  The selected data in this section is unaudited and only includes the parts of the Selected Financial Data disclosure originally provided in the Form 10-K that was affected by the reverse stock split.  It is not intended to replace the Selected Financial Data or the consolidated financial statements included in the Form 10-K, except that the weighted average number of shares of common stock and per share information for all periods has been revised to reflect the reverse stock split.

	Fiscal Year Ended June 30,
	2009	2008	2007	2006	2005

Basic and diluted net loss per share attributable to common shareholders	$(1.39)	$(2.18)	$(2.58)	$(2.24)	$(0.84)

Basic and diluted weighted average common shares outstanding	3,355	3,215	2,558	2,182	1,746

RISK FACTORS

An investment in the Shares involves a high degree of risk.  You should carefully consider the following discussion of risks, in addition to the other information included or incorporated by reference in this prospectus, before purchasing any of the securities.  In addition to historical information, the information in this prospectus contains “forward–looking” statements about our future business and performance. See “Forward–Looking Statements.” Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus.  The risks below address the material factors that may affect our future operating results and financial performance.

No Assurance of Future Profitability; Losses from Operations; Need for Capital. We incurred net losses in each of the fiscal years ended June 30, 2009 and 2008.  In order to generate profits in the future, we need to reduce interest expense, increase the volume of products and services sold at profitable margins, control costs and generate sufficient cash flow to support our working capital and debt service requirements.  There is no assurance that we will be able to avoid net losses in the future or that we will be able to raise additional capital on acceptable terms if our capital needs cannot be satisfied by cash flow from operations.  During fiscal 2009, we faced a number of challenges that required us to raise additional capital in the face of a general tightening of the credit markets and various Nasdaq listing requirements.  While we responded to those challenges by cutting costs, improving efficiencies, and completing a $40 million Recapitalization that reduced our total debt by $4.5 million, lowered our annual servicing expense for interest and dividends by over $1 million, increased our shareholders’ equity by $4.1 million and reduced our debt to equity ratio from approximately 9 to 1 on June 30, 2008, to 2 to 1 on June 30, 2009, we may still need to obtain new financing or additional capital in the future in order to expand or sustain existing operations.  We may also need to raise additional capital to fund new acquisitions or for additional debt repayment.  Even though we believe that our new financial strength after the Recapitalization will enable us to obtain needed capital, there can be no assurance that we will do so or that it can be obtained on terms acceptable to us.

No Assurance of Long Term Efficacy of Reverse Stock Split.  We completed a 1 for 4.5 reverse stock split of our common stock which became effective on the Nasdaq Stock Market on October 1, 2009.  Even though the reverse stock split was successful in reestablishing compliance with Nasdaq’s minimum bid price requirement, the long term efficacy of the reverse stock split in maintaining compliance with Nasdaq’s minimum bid price requirement is uncertain.  In addition, while we currently meet the minimum bid price, stockholders’ equity and other requirements needed to maintain our Nasdaq listing, there is no assurance that we will continue to do so, or that the aggregate market value of our common stock will be greater after the reverse stock split than it would have been without ever effecting a reverse stock split.

Volatility of Trading Market for Our Stock.  During the past few years, our stock has sometimes traded in large daily volumes and other times at much lower volumes, in many cases at wide price variances.  This volatility, which is generally due to factors beyond our control, could make it difficult for shareholders to sell shares at a predictable price.  Quarterly and annual operating results, changes in general conditions in the economy, the financial markets or other developments affecting us could also cause the market price of our common stock to fluctuate.  The market price of our common stock may be affected by various other factors unrelated to the number of shares outstanding after the reverse stock split, including our future performance and general market conditions.

Acquisition Availability; Integrating Acquisitions.  Our future growth strategy involves the acquisition of complementary businesses, such as wholesale fuel or petroleum lubricants marketers and distributors, wholesale fuel and other commercial mobile fueling companies, and transportation logistics services businesses.  It is not certain that we will be able to identify or make suitable acquisitions on acceptable terms or that any future acquisitions will be effectively and profitably integrated into our operations. Acquisitions involve numerous risks that could adversely affect our operating results, including timely and cost effective integration of the operations and personnel of the acquired business, potential write downs of acquired assets, retention of key personnel of the acquired business, potential disruption of existing business, maintenance of uniform standards, controls, procedures and policies, additional capital needs, the effect of changes in management on existing business relationships, and profitability and cash flows generally.  Our credit facility with our principal lender also requires us to obtain the consent of the principal lender prior to incurring additional debt, or entering into mergers, consolidations or sales of assets.

Growth Dependent upon Future Expansion; Risks Associated with Expansion into New Markets. While we intend to expand more quickly through acquisitions, our growth will also depend upon the ability to achieve greater penetration in existing markets and to successfully enter new markets in both additional major and secondary metropolitan areas. Such organic expansion will largely be dependent on our ability to demonstrate the benefits of our services and products to potential new customers, successfully establish and operate new locations, hire, train and retain qualified management, operating, marketing and sales personnel, finance acquisitions, capital expenditures and working capital requirements, secure reliable sources of product supply on a timely basis and on commercially acceptable credit terms, and successfully manage growth by effectively supervising operations, controlling costs and maintaining appropriate quality controls. There can be no assurance that we will be able to successfully expand our operations into new markets.

Interest Expense.  A substantial portion of our net losses for the fiscal years ended June 30, 2009 and 2008 was attributable to the substantial interest burden borne by the Company, including $2.5 million of interest expense in fiscal 2009 and $3.1 million in fiscal 2008.  The majority of this expense was interest accrued on our revolving bank debt and our August 2007 senior subordinated secured debt, the burden of which was substantially reduced by our Recapitalization.  We are exposed to fluctuating interest rates associated with our line of credit.  If and to the extent that interest rates generally increase or we are otherwise required to bear higher interest rates for our future borrowings, our interest expense could increase, adversely affecting our results of operations and financial condition.   Similarly, if we borrow to make one or more acquisitions or to make up for future net losses, the heavier interest burden could have a detrimental effect on our results of operations and financial condition.

Need to Maintain Effective Internal Controls.  In fiscal 2006, our management identified significant deficiencies related to policies and procedures to ensure accurate and reliable interim and annual consolidated financial statements that, considered together, constituted a material weakness in our internal controls.  Even though we have taken the necessary steps to correct the identified material weakness and have not identified any material weakness for fiscal 2009, it is possible that, considering our size, our limited capital resources and our need to continue to expand our business by acquisitions and diversification, we may identify another material weakness in our internal controls in the future.  Moreover, even if we do not identify any material weakness or significant deficiencies, our internal controls may not prevent all potential errors or fraud because any control system, no matter how well designed, cannot provide absolute assurance that the objectives of the control system will be achieved.

Dependence on Key Personnel.  Our future success will be largely dependent on the continued services and efforts of Richard E. Gathright, our Chief Executive Officer and President, and on those of other key executive personnel. The loss of the services of Mr. Gathright or other executive personnel could have a material adverse effect on our business and prospects.  Our success and plans for future growth will also depend on our ability to attract and retain additional qualified management, operating, marketing, sales and financial personnel. There can be no assurance that we will be able to hire or retain such personnel on terms satisfactory to us. We have entered into written employment agreements with Mr. Gathright and certain other key executive personnel. While Mr. Gathright’s employment agreement provides for automatic one-year extensions unless either party gives notice of intent not to renew prior to such extension, there is no assurance that Mr. Gathright’s services or those of our other executive personnel will continue to be available to us.

Fuel Pricing, Supply Availability; Supplier Credit. Diesel fuel and gasoline are commodities that are refined and distributed by numerous sources.  We purchase the fuel delivered to our customers from multiple suppliers at daily market prices and in some cases qualify for certain discounts.  We monitor fuel prices and trends in each of our service markets on a daily basis and seek to purchase our supply at the lowest prices and under the most favorable terms.  Commodity price risk is generally mitigated since we purchase and deliver our fuel supply daily and generally utilize cost-plus pricing when billing our customers. As a result, we have not engaged in derivatives or futures trading to hedge fuel price movements. If we cannot continue to utilize cost-plus pricing when billing our customers, however, margins would likely decrease and losses could increase. In addition, diesel fuel and gasoline may be subject to supply interruption due to a number of factors, including natural disasters, refinery and/or pipeline outages and labor disruptions.  Limitations on the amount of credit available from suppliers has become a more significant issue for us in recent years as the price of fuel increased and then the credit available to businesses tightened over the past year.  As a result, increasing the availability of short term credit for fuel purchases was one of the principal motivations for the Recapitalization, which reduced our total debt by $4.5 million, lowered our annual servicing expense for interest and dividends by over $1 million, increased our shareholders’ equity by $4.1 million and reduced our debt to equity ratio from approximately 9 to 1 at June 30, 2008 to 2 to 1 on June 30, 2009.  In any event, future reductions in the availability of fuel supplies or supplier credit to purchase fuel could adversely affect our ability to provide mobile fueling, commercial bulk fueling, and emergency response services and, in turn, could negatively affect our results of operations.

Risks Associated with Customer Concentration; Absence of Written Agreements. Although we provide services to many customers, a significant portion of our revenue is generated from a few of our larger customers.  Sales to our largest customer represented 10% of our total revenue in fiscal year 2009.  While we have formal, length of service written contracts with some of these larger customers, such agreements are not customary and we do not have them with the majority of our customers. As a result, most of our customers can terminate our services at any time and for any reason.  Correspondingly, we may elect to discontinue service to a customer if changes in the service conditions or other factors cause us not to meet our minimum level of margins and rates, and the pricing or delivery arrangements cannot be re-negotiated.  As a result of this customer concentration and the absence of written agreements, our business, results of operations and financial condition could be materially adversely affected if one or more of our larger customers were lost or if we were to experience a high rate of service terminations of our other customers.

Effect of Reduced Fuel Usage. The dramatic increases in fuel prices in fiscal 2008 and through the beginning of fiscal 2009, followed by the drastic downturn in economic conditions worldwide, caused businesses, including many of our customers, to take steps to reduce the amount of fuel that they consume in their operations by driving fewer miles or, in some cases, by using higher mileage or alternative fuel vehicles.  In turn, these reductions have reduced the volumes delivered by us to those customers.  While recent results suggest that customer demand has stabilized, it is possible that customers’ fuel usage will decline further in the future, requiring us to obtain additional customers to replace the lost volume.  If we cannot replace the lost volume with new customers, our revenues and results of operation will be negatively affected.

Competition. We compete with other service providers, including several large regional providers and numerous small, local independent operators, who provide some or all of the same services that we offer to our customers. In the mobile fueling area, we also compete with retail fuel marketing, since fleet operators have the option of fueling their own equipment at retail stations and at other third-party service locations such as card lock facilities. Our ability to compete is affected by numerous factors, including price, the complexity and technical nature of the services required, delivery dependability, credit terms, the costs incurred for non-mobile fueling alternatives, service locations as well as the type of reporting and invoicing services provided.  There can be no assurance that we will be able to continue to compete successfully as a result of these or other factors.

Operating Risks May Not Be Covered by Insurance. Our operations are subject to the operating hazards and risks normally incidental to handling, storing and transporting diesel fuel and gasoline, which are classified as hazardous materials. We maintain insurance policies in amounts and with coverages and deductibles that we believe are reasonable and prudent. There can be no assurance, however, that our insurance will be adequate to protect us from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of business, including business interruption; that we will be able to maintain acceptable levels of insurance; or that insurance will be available at economical prices.

Governmental Regulation. Numerous federal, state and local laws, regulations and ordinances, including those relating to protection of the environment and worker safety, affect our operations. There can be no assurance that we will be able to continue to comply with existing and future regulatory requirements without incurring substantial costs or otherwise adversely affecting our operations.

Changes in Environmental Requirements. We expect to generate future business by converting certain fleet operators, currently utilizing underground fuel storage tanks for their fueling needs, to commercial mobile fueling. The owners of underground storage tanks have been required to remove or retrofit those tanks to comply with technical regulatory requirements pertaining to their construction and operation. If other more economical means of compliance are developed or adopted by owners of underground storage tanks, the opportunity to market our services to these owners may be adversely affected.

Nasdaq Listing of Our Common Stock. Our common stock is listed on the Nasdaq Capital Market under the symbol “FUEL.” While we consider the listing on Nasdaq to be a valuable attribute of our common stock, there can be no assurance that such listing will continue.  Beginning in fiscal 2008, our listing on Nasdaq came into question on two different grounds, namely the stockholders equity rule and the bid price rule.  Our June 2009 Recapitalization and our October 2009 reverse stock split have established our compliance with both of these requirements, and Nasdaq has confirmed our compliance with the rules relating thereto.  After we took several interim steps to increase our stockholders’ equity, the Recapitalization increased our stockholders’ equity to $6.5 million at June 30, 2009.  In addition, after our 1 for 4.5 reverse stock split, the closing bid prices of our common stock were above $1.00 for the ten consecutive trading days required by Nasdaq to reestablish compliance with the minimum bid price rule.  There can be no assurance, however, that such compliance will continue indefinitely.  For example, future net operating losses would reduce our stockholders’ equity and could cause us to again violate Nasdaq Marketplace Rule 4310(c)(3).  Similarly, subsequent trading prices for our common stock could fall below $1.00 for 30 consecutive business days in the future, causing us to violate Marketplace Rule 4310(c).  Any such delisting of our common stock could have a variety of adverse consequences, including but not limited to reduced liquidity for shareholders.

Terrorism and Warfare in the Middle East May Adversely Affect the Economy and the Price and Availability of Petroleum Products. Terrorist attacks, as well as the continuing political unrest and warfare in the Middle East, may adversely impact the price and availability of fuel, our results of operations, our ability to raise capital and our future growth. The impact of terrorism on the oil industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of our products, and our infrastructure facilities or our suppliers could be direct or indirect targets. Terrorist activity may also hinder our ability to transport fuel if the means of supply transportation, such as rail or pipelines, become damaged as a result of an attack. A lower level of economic activity following a terrorist attack could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also impair our ability to raise capital. Terrorist activity or further instability in the Middle East could also lead to increased volatility in fuel prices, which could adversely affect our business generally.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

SELLING STOCKHOLDERS

We are registering for resale 1,373,000 shares of our common stock.  The Selling Stockholders received the Shares in connection with the Recapitalization that was completed on June 29, 2009 and in connection with the Payment in Kind Agreements entered into on May 5, 2009.  The Shares now offered for resale in connection with the Recapitalization include (i) 1,056,300 shares of common stock and (ii) 69,444 shares of common stock issuable upon conversion of the Company’s Series D Preferred.  The Shares now offered for resale in connection with the Payment in Kind Agreements include 246,909 shares of common stock.  The following table sets forth certain information regarding the beneficial ownership of the Selling Stockholders, as of August 3, 2009.  We have prepared this table based on information furnished to us by or on behalf of the Selling Stockholders as of that date, as adjusted to account for the 1 for 4.5 reverse stock split on October 1, 2009.  While we have rounded up the number of post-split shares for each shareholder where required, it is possible that some of the Selling Stockholders hold their shares in multiple accounts or in multiple certificates, in which event additional rounding up shares may have been issued to them, commensurately increasing their post-split shareholdings.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of common stock by the Selling Stockholders. Beneficial ownership is determined in accordance with Rule 13d-3(d) as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Beneficial ownership generally includes voting or investment power with respect to securities and also includes any shares that the Selling Stockholders had a right to acquire within 60 days of August 3, 2009.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.  The percentage of ownership data is based on the split-adjusted 8,153,899 shares of our common stock issued and outstanding as of August 3, 2009. Since the time that the Selling Stockholders provided us with the information below, they may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

To the best of our knowledge, none of the Selling Stockholders has had any position, office or other material relationship with us or any of our affiliates within the past three years except as described below:

•
Active Investors II, Ltd. and Active Investors III, Ltd., which are investors in our securities, are funds that are managed by Fundamental Management Corporation.  Messrs. O’Connor and Picow are two of our directors and are also directors and shareholders of Fundamental Management Corporation.  Each of Messrs. O'Connor and Picow disclaim any beneficial ownership in the shares held by these funds, and Fundamental Management Corporation has excluded both directors from any participation, influence or control over the voting, disposition, transfer or purchase of the Company’s securities.

•	Mr. Gathright is our Chief Executive Officer and President and one of our directors.

•	Messrs. Gathright, Beard, Messenbaugh, Shaw, Shore, Vinger and Williams are seven of our executive officers.

•	C. Rodney O’Connor is one of our directors.

•	Louise P. Lungaro is our Director of Corporate Services and Corporate Secretary and is also the spouse of Mr. Gathright.

•
Robert Fisk, Robert Jacobs, Kevin Hamilton, Sean McDermott, James Allsopp, Amir Ecker and Frank J. Campbell, III are employees of Philadelphia Brokerage Corporation, and in such capacity they acted as our placement agents in connection with the Recapitalization and our private offerings in February 2007 and August 2007. A total of $380,000, which included 58,479 shares of common stock issued to these individuals, was paid as commission in connection with the Recapitalization.

•
The Selling Stockholders may sell less than all of the shares listed in the table.  In addition, the shares listed below may be sold pursuant to this prospectus or in other transactions that are exempt from registration, such as privately negotiated transactions or sales under Securities Act Rule 144.

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series D Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
David S. Allsopp	9,902	(2)	—	1,014	8,887	*
Fred C. Applegate Trust U/A DTD 10/8/92	207,320	(3)	—	8,876	198,444	2.43
Bee Publishing Company	131,662	(4)	—	1,784	129,878	1.59
Bee Publishing Company 401(k) Profit Sharing Plan	49,287	(5)	—	1,189	48,098	*
Michael Bevilacqua	9,463	(6)	—	1,014	8,448	*
Constance Blass O'Neill Trust #3, Patricia B. Blass, Trustee	114,212	(7)	—	12,103	102,108	1.25
Arnold G. Bowles	133,294	(8)	—	10,106	123,188	1.51
Frank J. Campbell III	244,839	(9)	—	17,077	227,761	2.79
Judith W. Campbell	244,839	(10)	—	1,189	243,650	2.99
Capital Properties LLC	49,506	(11)	—	5,072	44,434	*
Delaware Charter G&T Cust FBO Alan Stern IRA	9,902	(12)	—	1,014	8,887	*
Delaware Charter G&T Cust FBO Philip Lebovitz IRA	11,138	(13)	—	1,014	10,123	*

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series D Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Delaware Charter G&T Cust IRA FBO Frank J Campbell III	100,234	(14)	—	4,058	96,176	1.18
Bill B. and Michelle W. DeWitt Associates Limited Partnership	101,685	(15)	—	2,378	99,307	1.22
Dupont Pension Trust	281,136	(16)	—	67,625	213,511	2.62
Amir Ecker	43,402	(17)	—	286	43,116	*
Amir L. Ecker & Maria T. Ecker JT WROS	43,402	(18)	—	3,212	40,190	*
Ecker Family Partnership	13,035	(19)	—	1,522	11,514	*
Gabriel & Alma Elias JT WROS	97,551	(20)	—	10,144	87,406	1.07
Roman C. Fedorak	32,019	(21)	—	2,508	29,511	*
Leon Frenkel	518,889	(22)	—	28,605	490,284	6.01
Alberto Guadagnini	14,335	(23)	—	10,106	4,229	*
Richard A. Jacoby	85,288	(24)	—	8,453	76,835	*
Joshua Tree Capital Partners, LP	774,364	(25)	—	83,351	691,014	8.47
William Scott & Karen Kaplan Living Trust dtd 3/17/04	152,695	(26)	—	16,060	136,634	1.68
Joseph Kornfield	9,786	(27)	—	1,014	8,772	*
Anthony C. McDermott	108,187	(28)	—	13,390	94,797	1.16
Patricia McDermott	67,309	(29)	—	4,862	62,447	*
Millennium Fixed Income Fund, LP	30,110	(30)	—	25,359	4,751	*
C. Rodney O'Connor	332,672	(31)	69,444	75,388	257,282	3.16
Periscope Partners LP	136,906	(32)	—	15,389	121,517	1.49
Pershing LLC F/B/O Leonid Frenkel IRA	264,461	(33)	—	28,831	235,630	2.89
Scudder Smith Family Assoc LLC	92,400	(34)	—	3,812	88,587	1.09
Triage Capital Management LP	570,175	(35)	—	60,782	509,393	6.25
Carolyn Wittenbraker	30,469	(36)	—	2,029	28,440	*
Mark D. Wittman	65,381	(37)	—	6,951	58,430	*
1041 Partners, LP	16,459	(38)	—	7,570	8,889	*
Active Investors II Limited	423,048	(39)	—	331,360	91,418	1.12
Active Investors III Limited	424,017	(40)	—	331,360	92,387	1.13
James Allsop	9,441	(41)	—	5,761	3,680	*
Robert W. Beard	19,854	(42)	—	3,632	16,222	*
William R. and Patricia M. Coleman JT	4,199	(43)	—	4,197	0	*

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned		Shares of Common Stock Issuable Upon the Conversion of the Series D Preferred Stock	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Robert Fisk	66,112	(44)	—	39,567	26,566	*
Richard E. and Louise P. Gathright JT WROS	144,665	(45)	—	13,076	131,589	1.61
Kevin Hamilton	21,943	(46)	—	7,645	14,298	*
Kevin F. and Debra J. Hamilton JT WROS	21,943	(47)	—	10,357	11,586	*
International Investments, LLC	108,928	(48)	—	11,571	97,357	1.19
Robert Jacobs	5,948	(49)	—	3,410	2,537	*
Sandra Lockhart	16,346	(50)	—	1,872	14,474	*
Isabelle S. Malinowski	1,872	(51)	—	1,872	0	*
Sean McDermott	43,443	(52)	—	11,028	32,415	*
Laura Patricia Messenbaugh	9,714	(53)	—	3,269	6,444	*
Yury Minkovsky and Eleonora Minkovsky JT WROS	16,346	(54)	—	1,872	14,474	*
Ernest Palmarella	10,897	(55)	—	1,248	9,649	*
Alla Pasternack	67,442	(56)	—	7,570	59,871	*
Michael S. Shore	35,910	(57)	—	13,076	22,833	*
Timothy E. Shaw	17,632	(58)	—	3,632	14,000	*
Paul C. Vinger	40,688	(59)	—	13,076	27,611	*
Gary G. Williams & Diane F. Williams JT WROS	25,982	(60)	—	6,538	19,444	*

TOTAL	6,734,083	(61)	69,444	1,372,654	5,361,430

*	Less than 1% of the shares outstanding.
(1)
Assumes that (i) all of the shares of Series D Preferred are converted into common stock, (ii) all of the shares of common stock currently beneficially owned by the Selling Stockholders and registered hereunder are sold, and (iii) the Selling Stockholders acquire no additional shares of common stock before the completion of this offering.

(2)	Includes 9,902 shares of common stock directly owned by the Selling Stockholder, of which 1,014 shares were issued pursuant to the Recapitalization.
(3)
Includes (i) 18,4441 shares of common stock directly owned by the Selling Stockholder, of which 8,876 shares were issued pursuant to the Recapitalization and (ii) 22,879 shares of common stock issuable upon the exercise of certain warrants.  Fred C. Applegate, trustee, has voting and investment control over the shares held by the Selling Stockholder.

(4)
Includes (i) 72,597 shares of common stock directly owned by the Selling Stockholder, of which 1,784 shares were issued pursuant to the Recapitalization, (ii) 4,444 shares of common stock issuable upon the exercise of certain warrants, (iii) 46,176 shares of common stock owned by Bee Publishing Company 401(K) Profit Sharing Plan (“401K”), (iv) 3,111 shares of common stock issuable upon the exercise of certain warrants held by 401K, (v) 4,444 shares of common stock owned by Bee Publishing Company, Inc. 401(K) Profit Sharing Plan Rollover (“Rollover”), and (vi) 889 shares of common stock issuable upon the exercise of certain warrants held by Rollover.  Helen W. Smith, an officer of Bee Publishing Company, has voting and investment control over the shares held by the Selling Stockholder.

(5)
Includes (i) 46,176 shares of common stock directly owned by the Selling Stockholder, of which 1,189 shares were issued pursuant to the Recapitalization and (ii) 3,111 shares of common stock issuable upon the exercise of certain warrants.  Helen W. Smith, trustee, has voting and investment power over the shares held by the Selling Stockholder.

(6)
Includes (i) 1,129 shares of common stock directly owned by the Selling Stockholder, of which 1,014 shares were issued pursuant to the Recapitalization and (ii) 8,333 shares of common stock issuable upon conversion of the Series D Preferred.

(7)
Includes 114,212 shares of common stock directly owned by the Selling Stockholder, of which 2,936 shares were issued pursuant to the PIK Agreements and 9,168 shares were issued pursuant to the Recapitalization.  Patricia B. Blass, trustee, has voting and investment control over the shares held by the Selling Stockholder.

(8)
Includes (i) 133,106 shares of common stock directly owned by the Selling Stockholder, of which 5,819 shares were issued pursuant to the PIK Agreements and 4,287 shares were issued pursuant to the Recapitalization and (ii) 188 shares of common stock issuable upon the exercise of certain warrants.

(9)
Includes (i) 110,058 shares of common stock directly owned by the Selling Stockholder, of which 8,760 shares were issued pursuant to the PIK Agreements and 8,317 shares were issued pursuant to the Recapitalization (766 shares were paid to the Selling Stockholder as commission in connection with the Recapitalization), (ii) 3,926 shares of common stock issuable upon the exercise of certain warrants, (iii) 30,620 shares of common stock owned by Judith Campbell, (iv) 93,567 shares of common stock owned by Delaware Charter G&T Cust IRA FBO Frank J. Campbell III (“IRA”) and (v) 6,667 shares of common stock issuable upon exercise of certain warrants owned by IRA.

(10)
Includes (i) 30,620 shares of common stock directly owned by the Selling Stockholder, of which 1,189 shares were issued pursuant to the Recapitalization, (ii) 110,058 shares of common stock owned by Frank J. Campbell III, (iii) 3,926 shares of common stock issuable upon the exercise of certain warrants owned by Frank J. Campbell III, (iv) 93,567 shares of common stock owned by Delaware Charter G&T Cust IRA FBO Frank J. Campbell III (“IRA”) and (v) 6,667 shares of common stock issuable upon exercise of certain warrants owned by IRA.

(11)
Includes 49,506 shares of common stock directly owned by the Selling Stockholder, of which 5,072 shares were issued pursuant to the Recapitalization.  Gus Blass II, Manager of Capital Properties LLC, has voting and investment control over the shares held by the Selling Stockholder.

(12)
Includes 9,902 shares of common stock directly owned by the Selling Stockholder, of which 1,014 shares were issued pursuant to the Recapitalization.  Alan Stern has voting and investment control over the shares held by the Selling Stockholder.

(13)
Includes 11,138 shares of common stock directly owned by the Selling Stockholder, of which 1,014 shares were issued pursuant to the Recapitalization.  Philip Lebovitz has voting and investment control over the shares held by the Selling Stockholder.

(14)
Includes (i) 93,567 shares of common stock directly owned by the Selling Stockholder, of which 4,058 shares were issued pursuant to the Recapitalization and (ii) 6,667 shares of common stock issuable upon the exercise of certain warrants.  Frank J. Campbell, III has voting and investment power over the shares held by the Selling Stockholder.

(15)
Includes 101,685 shares of common stock directly owned by the Selling Stockholder, of which 2,378 shares were issued pursuant to the Recapitalization.  Bill B. DeWitt and Michelle W. DeWitt share voting and investment control over the shares held by the Selling Stockholder.

(16)
Includes (i) 192,247 shares of common stock directly owned by the Selling Stockholder, of which 67,625 shares were issued pursuant to the Recapitalization and (ii) 88,889 shares of common stock issuable upon conversion of the Company’s 5.5% Unsecured Promissory Note.  Ming Shao, Director of Fixed Income of Dupont Pension Trust, has voting and investment control over the shares held by the Selling Stockholder.

(17)
Includes (i) 346 shares of common stock directly owned by the Selling Stockholder, of which 286 shares were issued pursuant to the Recapitalization as commission, (ii) 889 shares of common stock issuable upon the exercise of certain warrants, (iii) 13,035 shares of common stock owned by the Ecker Family Partnership and (iv) 29,132 shares of common stock owned by Amir L. Ecker & Maria T. Ecker JT WROS.

(18)
Includes (i) 29,132 shares of common stock directly owned by the Selling Stockholder, of which 3,212 shares were issued pursuant to the Recapitalization, (ii) 13,035 shares of common stock owned by the Ecker Family Partnership and (iii) 346 shares of common stock owned by Amir L. Ecker and (iv) 889 shares of common stock issuable upon conversion of certain warrants owned by Amir L. Ecker.

(19)
Includes 13,035 shares of common stock owned directly by the Selling Stockholder, of which 1,522 shares were issued pursuant to the Recapitalization.  Amir L. Ecker and Maria T. Ecker share voting and investment control over the shares held by the Selling Stockholder.

(20)
Includes (i) 69,773 shares of common stock directly owned by the Selling Stockholder, of which 10,144 shares were issued pursuant to the Recapitalization and (ii) 27,778 shares of common stock that are issuable upon conversion of the Series D Preferred.

(21)
Includes 32,019 shares of common stock directly owned by the Selling Stockholder, of which 1,471 shares were issued pursuant to the PIK Agreements and 1,037 shares were issued pursuant to the Recapitalization.

(22)
Includes (i) 180 shares of common stock directly owned by the Selling Stockholder, of which 16,010 shares were issued pursuant to the PIK Agreements and 12,595 shares were issued pursuant to the Recapitalization, (ii) 63,889 shares of common stock issuable upon conversion of the Series D Preferred, (iii) 89,461 shares of common stock owned by Pershing LLC FBO Leonid Frenkel IRA and (iv) 175,000 shares of common stock issuable upon conversion of the Series D Preferred.

(23)
Includes (i) 14,143 shares of common stock directly owned by the Selling Stockholder, of which 5,819 shares were issued pursuant to the PIK Agreements and 4,287 shares were issued pursuant to the Recapitalization and (ii) 188 shares of common stock issuable upon the exercise of certain warrants.

(24)	Includes 85,288 shares of common stock directly owned by the Selling Stockholder, of which 8,453 shares were issued pursuant to the Recapitalization.
(25)
Includes (i) 753,944 shares of common stock directly owned by the Selling Stockholder, of which 44,576 shares were issued pursuant to the PIK Agreements and 38,775 shares were issued pursuant to the Recapitalization and (ii) 20,420 shares of common stock issuable upon the exercise of certain warrants.  Yedi Wong, Chief Operating Officer of Joshua Tree Partners, LP, has voting and investment control over the shares held by the Selling Stockholder.

(26)
Includes (i) 152,132 shares of common stock directly owned by the Selling Stockholder, of which 6,713 shares were issued pursuant to the PIK Agreements and 9,348 shares were issued pursuant to the Recapitalization and (ii) 563 shares of common stock issuable upon the exercise of certain warrants.  William Scott and Karen Kaplan, trustees, share voting and investment control over the shares held by the Selling Stockholder.

(27)	Includes 9,786 shares of common stock directly owned by the Selling Stockholder, of which 1,014 shares were issued pursuant to the Recapitalization.
(28)
Includes 108,187 shares of common stock directly owned by the Selling Stockholder, of which 6,394 shares were issued pursuant to the PIK Agreements and 6,996 shares were issued pursuant to the Recapitalization.

(29)
Includes (i) 64,142 shares of common stock directly owned by the Selling Stockholder, of which 4,862 shares were issued pursuant to the Recapitalization and (ii) 3,167 shares of common stock issuable upon the exercise of certain warrants.

(30)
Includes (i) 28,232 shares of common stock directly owned by the Selling Stockholder, of which 25,359 shares were issued pursuant to the Recapitalization and (ii) 1,877 shares of common stock issuable upon the exercise of certain warrants.  Terry Fenney, Chief Operating Officer of Millennium Fixed Income Fund, L.P., has voting and investment control over the shares held by the Selling Stockholder.

(31)
Includes (i) 252,305 shares of common stock directly owned by the Selling Stockholder, of which 5,945 shares were issued pursuant to the Recapitalization; (ii) 69,445 shares of common stock issuable upon conversion of the Series D Preferred and (iii) 10,922 shares of common stock issuable upon exercise of certain stock options.

(32)
Includes (i) 50,591 shares of common stock directly owned by the Selling Stockholder, of which 8,580 shares were issued pursuant to the PIK Agreements and 6,809 shares were issued pursuant to the Recapitalization and (ii) 34,722 shares of common stock issuable upon the conversion of Series D Preferred.  Leon Frenkel is the general partner of Periscope Partners L.P.  Mr. Frenkel disclaims beneficial ownership of the Company’s securities held by Periscope except to the extent of this pecuniary interest therein.

(33)
Includes (i) 89,461 shares of common stock directly owned by the Selling Stockholder, of which 5,787 shares were issued pursuant to the PIK Agreements and 23,044 shares were issued pursuant to the Recapitalization and (ii) 175,000 shares of common stock issuable upon conversion of the Series D Preferred.  Leonid Frenkel has voting and investment control over the shares held by the Selling Stockholder.

(34)
Includes (i) 87,955 shares of common stock directly owned by the Selling Stockholder, of which 3,812 shares were issued pursuant to the Recapitalization and (ii) 4,444 shares of common stock issuable upon the exercise of certain warrants.  Helen W. Smith and R. Scudder Smith share voting and investment control over the  shares held by the Selling Stockholder.

(35)
Includes (i) 428,498 shares of common stock directly owned by the Selling Stockholder, of which 22,863 shares were issued pursuant to the PIK Agreements and 37,918 shares were issued pursuant to the Recapitalization, (ii) 127,490 shares of common stock are issuable upon the conversion of the Series D Preferred and (iii) 14,187 shares of common stock are issuable upon the exercise of certain warrants.  Triage Capital Management LP has identified Leon Frenkel as the Managing Member of Triage Capital LF Group LLC, which acts as the general partner to a general partner of Triage Capital Management, LP.  Mr. Frenkel disclaims beneficial ownership of the Company’s securities held by Triage except to the extent of his pecuniary interest therein.

(36)
Includes (i) 28,691 shares of common stock directly owned by the Selling Stockholder, of which 2,029 shares were issued pursuant to the Recapitalization and (ii) 1,778 shares of common stock issuable upon the exercise of certain warrants.

(37)
Includes (i) 34,937 shares of common stock directly owned by the Selling Stockholder, of which 2,744 shares were issued pursuant to the PIK Agreements and 4,207 shares were issued pursuant to the Recapitalization, (ii) 27,778 shares of common stock issuable upon conversion of the Series D Preferred and (iii) 2,667 shares of common stock issuable upon the exercise of certain warrants.

(38)
Includes (i) 7,570 shares of common stock directly owned by the Selling Stockholder, of which 5,819 shares were issued pursuant to the PIK Agreements and 1,751 shares were issued pursuant to the Recapitalization and (ii) 8,889 shares of common stock issuable upon the exercise of certain warrants.  Kevin Hamilton, the General Partner of 1041 Partners, L.P., has voting and investment control over the shares held by the Selling Stockholder.

(39)
Includes 423,048 shares of common stock directly owned by the Selling Stockholder, of which 29,190 shares were issued pursuant to the PIK Agreements and 302,440 shares were issued pursuant to the Recapitalization.  Active Investors II, Ltd. is managed by Fundamental Management Corporation (“Fundamental”).  Robert C. Salisbury, the President of Fundamental, and Damarie Cano, the Vice President, Secretary & Treasurer of Fundamental, have voting and investment control over the shares held by the Selling Stockholder.

(40)
Includes 424,017 shares of common stock directly owned by the Selling Stockholder, of which 29,190 shares were issued pursuant to the PIK Agreements and 302,440 shares were issued pursuant to the Recapitalization.  Active Investors III, Ltd. is managed by Fundamental Management Corporation (“Fundamental”).  Robert C. Salisbury, the President of Fundamental, and Damarie Cano, the Vice President, Secretary & Treasurer of Fundamental, have voting and investment control over the shares held by the Selling Stockholder.

(41)
Includes (i) 5,761 shares of common stock directly owned by the Selling Stockholder which were issued pursuant to the Recapitalization as commission and (ii) 3,680 shares of common stock issuable upon the exercise of certain warrants.

(42)
Includes (i) 4,966 shares of common stock directly owned by the Selling Stockholder, of which 320 shares were issued pursuant to the PIK Agreements and 3,313 shares were issued pursuant to the Recapitalization and (ii) 14,889 shares of common stock issuable upon the exercise of certain stock options.

(43)
Includes 4,199 shares of common stock directly owned by the Selling Stockholder, of which 3,334 shares were issued pursuant to the PIK Agreements and 864 shares were issued pursuant to the Recapitalization.

(44)
Includes (i) 65,894 shares of common stock directly owned by the Selling Stockholder, of which 5,092 shares were issued pursuant to the PIK Agreements and 34,455 shares were issued pursuant to the Recapitalization (33,368 shares were paid to the Selling Stockholder as commission in connection with the Recapitalization) and (ii) 218 shares of common stock issuable upon the exercise of certain warrants.

(45)
Includes (i) 13,076 shares of common stock directly owned by the Selling Stockholder, of which 1,151 shares were issued pursuant to the PIK Agreements and 11,925 shares were issued pursuant to the Recapitalization, (ii) 6,744 shares of common stock owned by Richard E. Gathright IRA, (iii) 123,333 shares of common stock issuable upon the exercise of certain stock options held by Richard E. Gathright and (iv) 1,511 shares of common stock issuable upon the exercise of certain stock options held by his spouse, Louise P. Lungaro.  .

(46)
Includes (i) 9,852 shares of common stock directly owned by the Selling Stockholder, of which 7,645 shares were issued pursuant to the Recapitalization, (ii) 1,734 shares of common stock issuable upon the exercise of certain warrants and (iii) 10,357 shares of common stock owned by Kevin & Debra Hamilton, JTWROS.

(47)
Includes (i) 10,357 shares of common stock directly owned by the Selling Stockholder, of which 7,961 shares were issued pursuant to the PIK Agreements and 2396 shares were issued pursuant to the Recapitalization, (ii) 9,852 shares of common stock owned by Kevin Hamilton and (iii) 1,734 shares of common stock issuable upon the exercise of certain warrants held by Kevin Hamilton.

(48)
Includes (i) 108,552 shares of common stock owned directly by the Selling Stockholder, of which 8,894 shares were issued pursuant to the PIK Agreements and 2,677 shares were issued pursuant to the Recapitalization and (ii) 375 shares issuable upon the conversion of certain warrants.  Bill B. DeWitt, a member of International Investments LLC, has voting and investment control over the shares held by the Selling Stockholder.

(49)
Includes (i) 3,410 shares of common stock owned directly by the Selling Stockholder, all of which were issued pursuant to the Recapitalization as commission and (ii) 2,537 shares issuable upon the conversion of certain warrants.

(50)
Includes 16,345 shares of common stock directly owned by the Selling Stockholder, of which 1,439 shares were issued pursuant to the PIK Agreements and 433 shares were issued pursuant to the Recapitalization.

(51)
Includes 1,871 shares of common stock directly owned by the Selling Stockholder, of which 1,439 shares were issued pursuant to the PIK Agreements and 433 shares were issued pursuant to the Recapitalization.

(52)
Includes (i) 42,105 shares of common stock owned directly by the Selling Stockholder, of which 2,909 shares were issued pursuant to the PIK Agreements and 8,118 shares were issued pursuant to the Recapitalization (7,243 shares were paid to the Selling Stockholder as commission in connection with the Recapitalization) and (ii) 1,338 shares issuable upon the conversion of certain warrants.

(53)
Includes (i) 3,269 shares of common stock owned directly by the Selling Stockholder, of which 288 shares were issued pursuant to the PIK Agreements and 2,981 shares were issued pursuant to the Recapitalization and (ii) 6,444 shares issuable upon the exercise of certain stock options.

(54)
Includes 16,346 shares of common stock directly owned by the Selling Stockholder, of which 1,439 shares were issued pursuant to the PIK Agreements and 433 shares were issued pursuant to the Recapitalization.

(55)
Includes 10,896 shares of common stock directly owned by the Selling Stockholder, of which 959 shares were issued pursuant to the PIK Agreements and 287 shares were issued pursuant to the Recapitalization.

(56)
Includes (i) 66,108 shares of common stock owned directly by the Selling Stockholder, of which 5,819 shares were issued pursuant to the PIK Agreements and 1,751 shares were issued pursuant to the Recapitalization and (ii) 1,333 shares issuable upon the conversion of certain warrants.

(57)
Includes (i) 13,465 shares of common stock owned directly by the Selling Stockholder, of which 1,151 shares were issued pursuant to the PIK Agreements and 11,925 shares were issued pursuant to the Recapitalization and (ii) 22,444 shares issuable upon the exercise of certain stock options.

(58)
Includes (i) 3,632 shares of common stock owned directly by the Selling Stockholder, of which 320 shares were issued pursuant to the PIK Agreements and 3,313 shares were issued pursuant to the Recapitalization and (ii) 14,000 shares issuable upon the exercise of certain stock options.

(59)
Includes (i) 20,243 shares of common stock owned directly by the Selling Stockholder, of which 1,151 shares were issued pursuant to the PIK Agreements and 11,925 shares were issued pursuant to the Recapitalization and (ii) 20,444 shares issuable upon the exercise of certain stock options.

(60)
Includes (i) 6,538 shares of common stock owned directly by the Selling Stockholder, of which 575 shares were issued pursuant to the PIK Agreements and 5,963 shares were issued pursuant to the Recapitalization, (ii) 556 shares owned by Gary G. Williams, III and (iii) 18,889 shares issuable upon the exercise of certain stock options held by Gary G. Williams.

(61)
Even though we estimate the total number of post-reverse stock split shares offered by the Selling Stockholders to be 1,372,654, we have registered a total of 1,373,000 shares in order to reflect the possibility that additional post-split shares may be issued if and to the extent that some of the Selling Stockholders hold their shares in separate stock certificates or in separate securities accounts.  Similar rounding issues may arise with respect to the other totals of shares listed in the table, including the number of shares held by all of the Selling Stockholders before and after the offering.

PLAN OF DISTRIBUTION

General

The Shares covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of the prospectus.  All of the Shares covered by this prospectus are being sold by the Selling Stockholders or their pledgees, donees, assignees, transferees or their successors-in-interest that receive the shares as a gift, partnership distribution or other non-sale related transfer.

The Selling Stockholders and their pledgees, donees, assignees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the Shares directly to purchasers or through broker-dealers or agents.

The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices.  Sales may be effected in one or more of the following transactions:

•	on the Nasdaq Capital Market,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	for settlement of short sales, or through long sales, options or transactions involving cross or block trades,

•	by pledges to secure debts and other obligations, or

•	in a combination of any of these transactions.

In addition, any Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Applicable Law.  Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

Pledge or Transfer of Shares.  The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Selling Arrangements with Broker-Dealers.  Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Upon being notified in writing by a Selling Stockholder that any material agreement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Stockholder.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any Selling Stockholder.  If we are notified by any Selling Stockholders that any material arrangement has been entered into with a broker-dealer for the sale of Shares, if required, we will file a supplement to this prospectus. If the Selling Stockholders use this prospectus for any sale of the Shares, they will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be also responsible for complying with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations promulgated thereunder, including Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective Shares under this registration statement.

Philadelphia Brokerage Corporation (“PBC”) is a registered broker dealer and a FINRA member firm and certain of its associated persons are listed as Selling Stockholders in this prospectus.  PBC served as placement agent in our Recapitalization, and was paid a total of $380,000 as a commission on account of investment banking services provided in connection with the Recapitalization.  Approximately $100,000 of the $380,000 was paid by issuing 58,479 shares to associated persons of PBC.  These persons, namely Robert Fisk, Robert Jacobs, Kevin Hamilton, Sean McDermott, James Allsopp, Amir Ecker and Frank J. Campbell, III, are among the Selling Shareholders named in this prospectus.  These Selling Stockholders have advised us that, at the time they received the shares of common stock, none of them had any agreement or understanding, directly or indirectly, with any person to distribute the shares.  Accordingly, we do not believe that they will be deemed to be “underwriters” within the meaning of the Securities Act in connection with their sales of common stock under this prospectus.

We have advised each Selling Stockholder that the stockholder may not use Shares registered on this registration statement to cover short sales of common stock made prior to the date that the SEC declares this registration statement effective.

Supplements.  To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of Shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering.  In particular, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

State Securities Law.  Under the securities laws of some states, the Selling Stockholders may only sell the shares in those states through registered or licensed brokers or dealers.  In addition, in some states the Selling Stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses; Indemnification.  We will not receive any of the proceeds from shares sold by the Selling Stockholders.  We will bear the expenses related to the registration of this offering but will not pay the Selling Stockholders’ underwriting fees, commissions or discounts, if any.  We have agreed to indemnify the Selling Stockholders against some civil liabilities, including some that may arise under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

The consolidated balance sheets as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, which were included in our Annual Report on Form 10-K for the year ended June 30, 2009, and incorporated by reference in this Registration Statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

•	our Annual Report on Form 10-K for the year ended June 30, 2009;

•	our Proxy Statement dated October 28, 2009;

•	our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2009;

•
our Current Reports on Form 8-K filed with the SEC on July 6, 2009; July 9, 2009; July 13, 2009; September 15, 2009; September 30, 2009; October 1, 2009; October 16, 2009; October 21, 2009; November 25, 2009; November 30, 2009 and December 10, 2009.

•	the description of our common stock contained in Amendment No. 2 to our Registration Statement on Form 8-A/A (SEC File No. 000-21825) filed with the SEC on June 5, 2007.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement.  Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.  Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You may receive a copy of any of these filings, at no cost, by writing or calling SMF Energy Corporation, 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida, 33309, telephone 954- 308-4200, and directed to the attention of Richard E. Gathright, Chief Executive Officer and President.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus.  We have authorized no one to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SMF ENERGY CORPORATION

COMMON STOCK

PROSPECTUS

December 28, 2009